Free Writing Prospectus (To the Prospectus dated July 18, 2016, the Prospectus Supplement dated July 18, 2016, and the Product Supplement STEPS-1 dated August 9, 2016)	Subject to Completion Preliminary Term Sheet dated November 9, 2016	Filed Pursuant to Rule 433 Registration Statement No. 333-212571

The notes are being issued by Barclays Bank PLC (“Barclays”). There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” beginning on page TS-7 of this term sheet and beginning on page PS-6 of product supplement STEPS-1.

Our initial estimated value of the notes, based on our internal pricing models, is expected to be between $9.50 and $9.71 per unit on the pricing date, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” on page TS-11 of this term sheet.

Notwithstanding any other agreements, arrangements or understandings between Barclays and any holder of the notes, by acquiring the notes, each holder of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. All payments are subject to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page TS-3 and “Risk Factors” on page TS-7 of this term sheet.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)(2)	$10.000	$
Underwriting discount(2)	$0.175	$
Proceeds, before expenses, to Barclays	$9.825	$

(1)       Plus accrued interest from the scheduled settlement date, if settlement occurs after that date.

(2)       For any purchase of 500,000 units or more in a single transaction by an individual investor or in combined transactions with the investor’s household in this offering, the public offering price and the underwriting discount will be $9.950 per unit and $0.125 per unit, respectively. See “Supplement to the Plan of Distribution” below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

November     , 2016

STEP Income Securities® Linked to the Common Stock of Intel Corporation, due December , 2017

Summary

The STEP Income Securities® Linked to the Common Stock of Intel Corporation, due December  , 2017 (the “notes”) are our direct, unconditional, unsecured and unsubordinated debt securities and are not deposit liabilities of either Barclays PLC or Barclays. The notes are not covered by the U.K. Financial Services Compensation Scheme or insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Barclays and to the exercise of any U.K. Bail-in Power (as described herein) or any other resolution measure by any relevant U.K. resolution authority. The notes provide quarterly interest payments. Additionally, if the Ending Value of the Underlying Stock, which is the common stock of Intel Corporation, is at or above the Step Level, the notes will also provide a payment of [$0.10 to $0.50] per unit at maturity.  If the Ending Value is less than the Step Level, the Redemption Amount will not be greater than your principal amount. If the Ending Value is less than the Starting Value, the Redemption Amount will be less than the principal amount of your notes, and may be as low as zero. If the Ending Value is less than the Threshold Value, the Redemption Amount will be less, and possibly significantly less, than the principal amount of your notes. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Underlying Stock, subject to our credit risk. See “Terms of the Notes” below.

On the cover page of this term sheet, we have provided the estimated value range for the notes. This range of estimated values was determined based on our internal pricing models, which take into account a number of variables, including our internal funding rates, which are our internally published borrowing rates we use to issue market-linked investments, and the economic terms of certain related hedging arrangements. This range of estimated values may not correlate on a linear basis with the range of Step Payment for the notes.  The estimated value of the notes calculated on the pricing date is expected to be less than the public offering price and will be set forth in the final term sheet made available to investors in the notes.

The economic terms of the notes (including the Step Payment) are based on our internal funding rates, which may vary from the rates at which our benchmark debt securities trade in the secondary market, and the economic terms of certain related hedging arrangements.  The difference between these rates, as well as the underwriting discount, the hedging-related charge and other amounts described below, will reduce the economic terms of the notes. For more information about the estimated value and structuring the notes, see “Structuring the Notes” on page TS-11.

Terms of the Notes		Redemption Amount Determination
Issuer:	Barclays Bank PLC (“Barclays”)
Principal Amount:	$10.00 per unit	In addition to interest payable, on the maturity date, you will receive a cash payment per unit determined as follows:
Term:	Approximately one year and one week
Underlying Stock:	Common stock of Intel Corporation (the “Underlying Company”) (NASDAQ symbol: INTC)
Starting Value:	The Volume Weighted Average Price on the pricing date.
Volume Weighted Average Price:

The volume weighted average price (rounded to two decimal places) shown on page “AQR” on Bloomberg L.P. for trading in shares of the Underlying Stock taking place from approximately 9:30 a.m. to 4:05 p.m. on all U.S. exchanges.

Ending Value:

The Closing Market Price of the Underlying Stock on the valuation date, multiplied by the Price Multiplier. The valuation date is subject to postponement in the event of Market Disruption Events, as described beginning on page PS-21 of product supplement STEPS-1.

Valuation Date:	Approximately the fifth scheduled trading day immediately prior to the maturity date.
Interest Rate:	8% per year
Interest Payment Dates:	March , 2017, June , 2017, September , 2017 and December , 2017
Step Payment:	$0.10 to $0.50 per unit, which represents a return of [1.00% to 5.00%] of the principal amount. The actual Step Payment will be determined on the pricing date.
Step Level:	108% of the Starting Value, rounded to two decimal places
Threshold Value:	100% of the Starting Value
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.175 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-11.
Price Multiplier:	1, subject to adjustment for certain corporate events relating to the Underlying Stock described beginning on page PS-21 of product supplement STEPS-1.
Calculation Agents:	Barclays and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”).

STEP Income Securities®	TS-2

STEP Income Securities® Linked to the Common Stock of Intel Corporation, due December , 2017

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”).  The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-800-294-1322:

▪                  Product supplement STEPS-1 dated August 9, 2016:
https://www.sec.gov/Archives/edgar/data/312070/000110465916138235/a16-16010_24424b3.htm

▪                  Series A MTN prospectus supplement dated July 18, 2016:
https://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

▪                  Prospectus dated July 18, 2016:
https://www.sec.gov/Archives/edgar/data/312070/000119312516650074/d219304df3asr.htm

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement STEPS-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Barclays.

Consent to U.K. Bail-in Power

Notwithstanding any other agreements, arrangements or understandings between us and any holder of the notes, by acquiring the notes, each holder of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in the respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, any interest on, or any other amounts payable on, the notes; (ii) the conversion of all, or a portion, of the principal amount of, any interest on, or any other amounts payable on, the notes into shares or other securities or other obligations of Barclays or another person (and the issue to, or conferral on, the holder of the notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the notes, or amendment of the amount of any interest or any other amounts due on the notes, or the dates on which any interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the notes further acknowledges and agrees that the rights of the holders of the notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders of the notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Risk Factors” below as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

STEP Income Securities®	TS-3

STEP Income Securities® Linked to the Common Stock of Intel Corporation, due December , 2017

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪                  You anticipate that the Ending Value will be greater than or equal to the Starting Value.

▪                  You seek interest payments on your investment.

▪                  You accept that the maximum return on the notes is limited to the sum of the quarterly interest payments and the Step Payment, if any.

▪                  You accept that your investment may result in a loss, which could be significant, if the Ending Value is below the Starting Value.

▪                  You are willing to forgo dividends or other benefits of owning shares of the Underlying Stock.

▪                  You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, the inclusion in the public offering price of the underwriting discount, the hedging-related charge and other amounts, as described on page TS-2.

▪                  You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪                  You are willing to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

▪                  You anticipate that the Ending Value will be less than the Starting Value.

▪                  You anticipate that the price of the Underlying Stock will increase substantially and do not want a payment at maturity that is limited to the Step Payment.

▪                  You seek principal repayment or preservation of capital.

▪                  In addition to interest payments, you seek an additional guaranteed return above the principal amount.

▪                  You seek to receive dividends or other distributions paid on the Underlying Stock.

▪                  You seek an investment for which there will be a liquid secondary market.

▪                  You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

▪                  You are unwilling to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

STEP Income Securities®	TS-4

STEP Income Securities® Linked to the Common Stock of Intel Corporation, due December , 2017

Hypothetical Payments at Maturity

The following examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical payments on the notes. The actual amount you receive and the resulting return will depend on the actual Starting Value, Threshold Value, Ending Value, Step Level, Step Payment, and the term of your investment. The following examples do not take into account any tax consequences from investing in the notes. These examples are based on:

1)                                     a Starting Value of 100;

2)                                     a Threshold Value of 100;

3)                                     a Step Level of 108;

4)                                     a Step Payment of 0.30 per unit(the midpoint of the Step Payment range of [$0.10 to $0.50] per unit):

5)                                     an expected term of the notes of approximately one year and one week; and

6)                                     the interest rate of 8.00% per year.

The hypothetical Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value of the Underlying Stock. For recent actual prices of the Underlying Stock, see “The Underlying Stock” section below.  In addition, all payments on the notes are subject to issuer credit risk.

Example 1

The Ending Value is 115 (115 % of the Starting Value)

The Ending Value is greater than the Step Level. Consequently, in addition to the quarterly interest payments, you will receive on the maturity date the principal amount of your notes plus the Step Payment of $0.30 per unit.  The Redemption Amount per unit on the maturity date will therefore be equal to $10.30 per unit ($10.00 plus the Step Payment of $0.30 per unit).

Example 2

The Ending Value is 105 (105 % of the Starting Value)

The Ending Value is greater than the Starting Value and the Threshold Value but below the Step Level. Consequently, you will receive the quarterly interest payments, but you will not receive the Step Payment on the maturity date.  The Redemption Amount per unit on the maturity date will therefore be equal to $10.00.

Example 3

The Ending Value is 70 (70 % of the Starting Value)

The Ending Value is less than the Starting Value and the Threshold Value. Consequently, you will receive the quarterly interest payments, but you will not receive the Step Payment on the maturity date, and you will participate on a 1-for-1 basis in the decrease in the price of the Underlying Stock. The Redemption Amount per unit will equal:

On the maturity date, you will receive the Redemption Amount per unit of $7.00

STEP Income Securities®	TS-5

STEP Income Securities® Linked to the Common Stock of Intel Corporation, due December , 2017

Summary of the Hypothetical Examples

	Example 1	Example 2	Example 3
	The Ending Value is greater than or equal to the Step Level	The Ending Value is less than the Step Level but greater than or equal to the Starting Value	The Ending Value is less than the Starting Value and the Threshold Value
Starting Value	100.00	100.00	100.00
Ending Value	115.00	105.00	70.00
Step Level	108.00	108.00	108.00
Threshold Value	100.00	100.00	100.00
Interest Rate (per year)	8.00%	8.00%	8.00%
Step Payment	$0.30	$0.00	$0.00
Redemption Amount per Unit	$10.30	$10.00	$7.00
Total Return of the Underlying Stock(1)	18.16%	8.16%	-26.84%
Total Return on the Notes(2)	11.18%	8.18%	-21.82%

(1)                The total return of the Underlying Stock assumes:

(a)         the percentage change in the price of the Underlying Stock from the Starting Value to the Ending Value;

(b)         a constant dividend yield of 3.09% per year; and

(c)          no transaction fees or expenses.

(2)                The total return on the notes includes interest paid on the notes and assumes an expected term of the notes of approximately one year and one week.

STEP Income Securities®	TS-6

STEP Income Securities® Linked to the Common Stock of Intel Corporation, due December , 2017

Risk Factors

There are important differences between the notes and a conventional debt security.  An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-6 of product supplement STEPS-1 and page S-7 of the Series A MTN prospectus supplement identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪                  Depending on the performance of the Underlying Stock as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪                  Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪                  Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪                  Payments on the notes are subject to the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority. As described above under “Consent to U.K. Bail-in Power,” the relevant U.K. resolution authority may exercise any U.K. Bail-in Power under the conditions described in such section of this term sheet. If any U.K. Bail-in Power is exercised you may lose all or a part of the value of your investment in the notes or receive a different security, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders of the notes. By your acquisition of the notes, you acknowledge, accept, agree to be bound by, and consent to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. The exercise of any U.K. Bail-in Power with respect to the notes will not be a default or an Event of Default (as each term is defined in the indenture relating to the notes). The trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power with respect to the notes. Your rights as a holder of the notes are subject to, and will be varied, if necessary, so as to give effect to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” above as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement for more information.

▪                  You will not receive a Step Payment at maturity unless the Ending Value is greater than or equal to the Step Level.

▪                  Your investment return is limited to the return represented by the periodic interest payments over the term of the notes and the Step Payment, if any, and may be less than a comparable investment directly in the Underlying Stock.

▪                  The estimated value of your notes is based on our internal pricing models. Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. These variables and assumptions are not evaluated or verified on an independent basis and may prove to be inaccurate. Different pricing models and assumptions of different financial institutions could provide valuations for the notes that are different from our estimated value.

▪                  The estimated value is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced in this term sheet may be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

▪                  The estimated value of your notes is expected to be lower than the public offering price of your notes. This difference is expected as a result of certain factors, such as the inclusion in the public offering price of the underwriting discount, the hedging-related charge, the estimated profit, if any, that we or any of our affiliates expect to earn in connection with structuring the notes, and the estimated cost which we may incur in hedging our obligations under the notes, as further described in “Structuring the Notes” on page TS-11. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes and lower than the estimated value because the secondary market prices do not include such fees, charges and other amounts, and take into consideration the levels at which our debt securities trade in the secondary market.

▪                  The estimated value of the notes will not be a prediction of the prices at which MLPF&S or its affiliates, or any of our affiliates or any other third parties may be willing to purchase the notes from you in secondary market transactions. The price at which you may be able to sell your notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any trading commissions, and may be substantially less than our estimated value of the notes. Any sale prior to the maturity date could result in a substantial loss to you.

▪                  A trading market is not expected to develop for the notes. We, MLPF&S and our respective affiliates are not obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

STEP Income Securities®	TS-7

STEP Income Securities® Linked to the Common Stock of Intel Corporation, due December , 2017

▪                  Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trading in shares of the Underlying Stock) and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪                  The Underlying Company will have no obligations relating to the notes, and neither we nor MLPF&S will perform any due diligence procedures with respect to the Underlying Company in connection with this offering.

▪                  You will have no rights of a holder of the Underlying Stock, and you will not be entitled to receive shares of the Underlying Stock or dividends or other distributions by the Underlying Company.

▪                  While we, MLPF&S or our respective affiliates may from time to time own securities of the Underlying Company, we, MLPF&S and our respective affiliates do not control the Underlying Company, and have not verified any disclosure made by the Underlying Company.

▪                  The Redemption Amount will not be adjusted for all corporate events that could affect the Underlying Stock.  See “Description of the Notes—Anti-Dilution Adjustments” beginning on page PS-22 of product supplement STEPS-1.

▪                  There may be potential conflicts of interest involving the calculation agents, one of which is us and one of which is MLPF&S.  These potential conflicts of interest include the calculation agents’ roles in establishing the economic terms of the notes and determining the estimated value of the notes.  We have the right to appoint and remove the calculation agents.

▪                  The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes.  See “Material U.S. Federal Income Tax Considerations” below and “Material U.S. Federal Income Tax Considerations” beginning on page PS-31 of product supplement STEPS-1.

STEP Income Securities®	TS-8

STEP Income Securities® Linked to the Common Stock of Intel Corporation, due December , 2017

The Underlying Stock

We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information. Intel Corporation designs, manufactures and sells computer components and related products. The company’s major products include microprocessors, chipsets, embedded processors and microcontrollers, flash memory products, graphics products, network and communications products, systems management software, conferencing products, and digital imaging products.

Because the Underlying Stock is registered under the Securities Exchange Act of 1934, the Underlying Company is required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Company can be located at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or through the SEC’s web site at http://www.sec.gov by reference to SEC CIK number 50863.

This term sheet relates only to the notes and does not relate to the Underlying Stock or to any other securities of the Underlying Company. None of us, MLPF&S, or any of our respective affiliates has participated or will participate in the preparation of the Underlying Company’s publicly available documents. None of us, MLPF&S, or any of our respective affiliates has made any due diligence inquiry with respect to the Underlying Company in connection with the offering of the notes.  Furthermore, there can be no assurance that all events occurring prior to the date of this term sheet, including events that would affect the accuracy or completeness of these publicly available documents that would affect the trading price of the Underlying Stock, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Underlying Company could affect the value of the Underlying Stock and therefore could affect your return on the notes. Information from outside sources is not incorporated by reference in, and should not be considered part of, this term sheet or any accompanying prospectus, prospectus supplement or product supplement. The selection of the Underlying Stock is not a recommendation to buy or sell the Underlying Stock.

The Underlying Stock trades on the NASDAQ Global Select Market under the symbol “INTC.”

Historical Data

The following table shows the quarterly high and low Closing Market Prices of the shares of the Underlying Stock on its primary exchange from the first quarter of 2008 through November 3, 2016. We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. These historical trading prices may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

	High ($)	Low ($)
2008
First Quarter	25.35	18.61
Second Quarter	25.00	20.69
Third Quarter	24.52	17.27
Fourth Quarter	18.52	12.23
2009
First Quarter	15.82	12.08
Second Quarter	16.64	15.00
Third Quarter	20.32	15.94
Fourth Quarter	20.83	18.50
2010
First Quarter	22.68	19.01
Second Quarter	24.21	19.45
Third Quarter	21.78	17.72
Fourth Quarter	21.91	18.87
2011
First Quarter	22.14	19.82
Second Quarter	23.87	19.49
Third Quarter	23.23	19.20
Fourth Quarter	25.66	20.62
2012
First Quarter	28.19	24.54
Second Quarter	29.18	25.04
Third Quarter	26.88	22.51
Fourth Quarter	22.84	19.36
2013
First Quarter	22.68	20.23
Second Quarter	25.47	20.94
Third Quarter	24.24	21.90
Fourth Quarter	25.96	22.48

STEP Income Securities®	TS-9

STEP Income Securities® Linked to the Common Stock of Intel Corporation, due December , 2017

2014
First Quarter	26.67	23.52
Second Quarter	30.93	25.82
Third Quarter	35.33	30.79
Fourth Quarter	37.67	30.85
2015
First Quarter	36.91	29.89
Second Quarter	34.46	30.39
Third Quarter	30.56	25.87
Fourth Quarter	35.44	30.00
2016
First Quarter	33.99	28.22
Second Quarter	32.99	29.63
Third Quarter	37.75	32.68
Fourth Quarter (through November 3, 2016)	38.10	33.93

This historical data on the Underlying Stock is not necessarily indicative of the future performance of the Underlying Stock or what the value of the notes may be. Any historical upward or downward trend in the price per share of the Underlying Stock during any period set forth above is not an indication that the price per share of the Underlying Stock is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Underlying Stock.

STEP Income Securities®	TS-10

STEP Income Securities® Linked to the Common Stock of Intel Corporation, due December , 2017

Supplement to the Plan of Distribution

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. MLPF&S has advised us that, at its discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying Stock and the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S or our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement produced by MLPF&S will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Barclays or for any purpose other than that described in the immediately preceding sentence.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

•               the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

•               a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

•               a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill Lynch financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Underlying Stock.  As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing.  The economic terms of the notes are based on our internal funding rates, which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.

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STEP Income Securities® Linked to the Common Stock of Intel Corporation, due December , 2017

Our estimated value on the pricing date will be based on our internal funding rates.  Our estimated value of the notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Payments on the notes, including the interest payments on the notes and the Redemption Amount, will be calculated based on the $10 principal amount per unit. The Redemption Amount will depend on the performance of the Underlying Stock. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates.  The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates or our affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Underlying Stock, the tenor of the notes and the tenor of the hedging arrangements.  The economic terms of the notes and their estimated value depend in part on the terms of these hedging arrangements, any estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, and estimated costs which we may incur in hedging our obligations under the notes.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions.  Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to the Notes” beginning on page PS-6 and “Use of Proceeds and Hedging” on page PS-17 of product supplement STEPS-1.

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STEP Income Securities® Linked to the Common Stock of Intel Corporation, due December , 2017

Material U.S. Federal Income Tax Considerations

The material tax consequences of your investment in the notes are summarized below. The discussion below supplements the discussion under “Material U.S. Federal Income Tax Consequences” in the accompanying prospectus supplement and the discussion under “Material U.S. Federal Income Tax Considerations” in the accompanying product supplement STEPS-1. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in product supplement STEPS-1) and you hold your notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in product supplement STEPS-1 (for example, if you did not purchase your notes in the initial issuance of the notes).

There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Pursuant to the terms of the notes, you agree with us, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your notes as a pre-paid income-bearing derivative contract with respect to the Underlying Stock. If your notes are so treated, you will likely be taxed on the quarterly interest payments as ordinary income in accordance with your regular method of accounting for U.S. federal income tax purposes. In addition, you should recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference between the amount you receive at such time and your tax basis in the notes. Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year, except that it is possible that you should recognize ordinary income upon the sale of your notes to the extent a portion of the sale proceeds relates to accrued quarterly interest payments that you have not yet included in ordinary income. Any character mismatch arising from your inclusion of ordinary income in respect of the quarterly interest payments and capital loss (if any) upon the sale or maturity of your notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat the notes in the manner described above. No assurance can be given that the Internal Revenue Service or any court will agree with this characterization and tax treatment. There are other possible treatments that are described in a detailed discussion of tax considerations under the section entitled “Material U.S. Federal Income Tax Considerations” beginning on page PS-31 of product supplement STEPS-1 and one or more of these might ultimately govern the tax treatment of the notes.

As discussed further in product supplement STEPS-1, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the notes, possibly with retroactive effect.  Other alternative treatments for your notes may also be possible under current law.  For example, it is possible that the notes could be treated as a debt instrument that is subject to the special tax rules governing contingent payment debt instruments.  If your notes are so treated, you would be required to accrue interest income over the term of your notes and you would recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your notes.  Any gain you recognize upon the sale or maturity of your notes would be ordinary income and any loss recognized by you at such time would generally be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your notes, and thereafter would be capital loss.

It is also possible that your notes could be treated as an investment unit consisting of (i) a debt instrument that is issued to you by us and (ii) a put option in respect of the Underlying Stock that is issued by you to us.  You should consult your tax advisor as to the possible consequences of this alternative treatment.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Non-U.S. Holders.  Barclays currently does not withhold on payments to non-U.S. holders in respect of instruments such as the notes.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any quarterly interest payments at a 30% rate, unless you have provided to Barclays (i) a valid Internal Revenue Service Form W-8ECI or (ii) a valid Internal Revenue Service Form W-8BEN or Internal Revenue Service Form W-8BEN-E claiming tax treaty benefits that reduce or eliminate withholding. If Barclays elects to withhold and you have provided Barclays with a valid Internal Revenue Service Form W-8BEN or Internal Revenue Service Form W-8BEN-E claiming tax treaty benefits that reduce or eliminate withholding, Barclays may nevertheless withhold up to 30% on payments it makes to you if there is any possible characterization of the payments that would not be exempt from withholding under the treaty.  In addition, non-U.S. holders will be subject to the general rules regarding information reporting and backup withholding as described under the heading “Material U.S. Federal Income Tax Consequences— Information Reporting and Backup Withholding “ in the accompanying prospectus supplement.

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STEP Income Securities® Linked to the Common Stock of Intel Corporation, due December , 2017

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Income Market-Linked Investment or guarantee any performance.

Enhanced Income Market-Linked Investments are short- to medium-term market-linked notes that offer you a way to enhance your income stream, either through variable or fixed-interest coupons, an added payout at maturity based on the performance of the linked asset, or both.  In exchange for receiving current income, you will generally forfeit upside potential on the linked asset.  Even so, the prospect of higher interest payments and/or an additional payout may equate to a higher return potential than you may be able to find through other fixed-income securities. Enhanced Income Market-Linked Investments generally do not include market downside protection. The degree to which your principal is repaid at maturity is generally determined by the performance of the linked asset. Although enhanced income streams may help offset potential declines in the asset, you can still lose part or all of your original investment.

“STEP Income Securities®” and “STEPS®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S.

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